

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2015

Mr. Christopher Crupi
Chief Executive Officer
Paramount Gold Nevada Corp.
665 Anderson Street
Winnemucca, NV 89445

> **Re: Paramount Gold Nevada Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 23, 2015**
> **File No. 333-201431**

Dear Mr. Crupi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Unaudited Pro Forma Condensed Financial Information, page 9

1. Please disclose on both a historical and pro forma basis the par value and number of common shares authorized, issued and outstanding. Please also reconcile in a note to the pro forma information between the number of shares outstanding on a historical and pro forma basis.

2. We read your response to comment 29. Please tell us how you determined pro forma earnings per share information need not be presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

3. We note the disclosure added in response to comment 7 that any debt owed to Paramount will be converted to equity. Please clarify what will happen to the equity as a result of the spin-off.

Business, page 34

4. We partially reissue comment 11. Please provide the disclosure required by Item 101(h)(4) of Regulation S-K. For instance, please provide the disclosures required by Item 101(h)(4)(iv), (ix), (xi), and (xii). Item 101(h)(4)(xii) requires disclosure of the number of full time employees in addition to the total number of employees. In addition, as previously requested, please provide a more detailed discussion of your planned exploration of the Sleeper Gold Project.

5. Clarify the annual payments made to federal and state agencies to maintain your mineral claims.

Management, page 40

6. For each officer and director, please provide the business experience for the past five years, as required by Item 401(e) of Regulation S-K. For each employment, please disclose the position held and beginning and ending dates of employment.

Executive Compensation, page 44

7. We reissue comment 20. We note that you anticipate entering into new employment agreements before the separation and distribution. Please disclose the material terms of those agreements once known. In addition, the agreements, or forms of the agreements, should be filed as exhibits.

8. We note the revision to the base salary of Mr. Buffone. Please revise the total compensation as well.

9. Please revise the disclosure in the Executive Change in Control Payments on page 38 to disclose the amount that will be paid to each officer individually.

Certain Relationships and Related Party Transactions, page 54

10. Please provide the disclosure required by Item 404(a)(5) of Regulation S-K. In addition, please update the balance of the related party debt as of the most recent financial statements.

Consolidated Financial Statements

Consolidated Statement of Operations and Comprehensive Loss, pages F-4 and F-19

11. We read your response to comment 26. You present a net loss before other items subtotal, which appears to exclude certain non-operating amounts. Please tell us how you determined the amounts included in the interest income, interest and service charges and other income line items represented operating, rather than non-operating amounts. If any of these amounts were non-operating amounts, please also revise your statements of operations to exclude those non-operating amounts from the net loss before other items subtotal and instead present them under the other items caption.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raj Rajan at (202) 551-3388 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions on engineering related comments. Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: James T. Seery, Esq.
        LeClairRyan